December 18, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular Inc.
**   Form 10-K for Fiscal Year Ended December 31, 2006**
**   Form 10-Q for Fiscal Quarters Ended March 31, 2007; June 30, 2007 and**
**   September 30, 2007**
**   File No. 0-13818**

Dear Mr. Junquera:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                John P. Nolan
                                Accounting Branch Chief